August 22, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Larry Spirgel

Re:

Payment Data Systems, Inc.

Registration Statement on Form SB-2

File No. 333-143987

Dear Mr. Spirgel:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Payment Data Systems, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-143987) originally filed on June 22, 2007, together with all exhibits thereto (collectively, the "Prospectus").

The Prospectus covered the sale of up to 15,000,000 shares of our common stock by a stockholder.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Prospectus in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

Please forward copies of the order consenting to the withdrawal of the Prospectus to the undersigned at 12500 San Pedro, Suite 120, San Antonio, Texas 78216 and Amy Trombly, Esq. 1320 Centre Street, Suite 202, Newton, MA 02459. If you have any questions regarding this request, please call Ms. Amy Trombly at (617) 243-0060.

Thank you for your assistance.

Very truly yours,

Payment Data Systems, Inc.

By: /s/ Michael R. Long

Michael R. Long

Chairman of the Board,

Chief Executive Officer and Chief Financial Officer